EXHIBIT 99.1

NOVADAQ Reports Third Quarter 2016 Financial Results

TORONTO, Nov. 02, 2016 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ) (TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its third quarter ended September 30, 2016. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended September 30, 2016, NOVADAQ reported revenues of $22.2 million, an increase of 30% from $17.0 million in the third quarter of 2015.  Total direct sales increased by $4.5 million, or 32%, and total Partnered/International sales increased by $0.7 million, or 20%, compared to Q3-2015.

The following table sets out certain supplemental quarterly revenue and installed base metrics to assist investors in following the Company’s progress over time:

	Q3-2016	Q3-2015	Change

REVENUES (millions)
Recurring	$8.6	$6.1	+42%
Capital	9.7	7.7	+25%
Total Direct	18.3	13.8	+32%
Partnered/International	3.9	3.2	+20%
Total	$22.2	$17.0	+30%

INSTALLED BASE
Direct Systems	875	647	+35%
Recurring Revenue/Direct System	$9,821	$9,352	+5%

The Company estimates that the number of procedures performed using SPY technology systems during the third quarter was approximately 14,100 representing an increase of 34% year-over-year and 6% sequentially over the previous quarter.

Third quarter gross profits rose to $15.9 million (72% margin) compared to gross profits of $12.6 million (74%) in the same period last year.

Net loss for the third quarter of 2016 was $10.9 million, or $0.19 basic loss per share, compared with net loss of $3.7 million, or $0.07 basic loss per share, in Q3-2015.  The increase in net loss was primarily a result of an increase in operating expenses of $8.2 million and the non-cash warrant revaluation income of $2.3 million recognized in Q3-2015. Offsetting these amounts was an increase in gross profit of $3.3 million.

Third quarter 2016 operating burn (cash consumed by operating activities before changes in working capital) was $7.7 million compared to $3.5 million in the third quarter of 2015. The difference to operating burn was mainly driven by increased operating expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During Q3-2016, non-cash working capital increased by $1.5 million.

Cash and cash equivalents were $72.2 million at September 30, 2016, reflecting a decrease of $11.8 million compared to the cash position as at June 30, 2016.

“Since my appointment, I have refocused our efforts towards recurring revenue growth. I am pleased that our efforts have resulted in a forty two percent increase year over year,” commented Rick Mangat, NOVADAQ’s President and Chief Executive Officer. “Recurring revenue growth will continue to be management’s primary objective as we build our business.”

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, November 2, 2016 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-866-320-0174 (within Canada and the United States) or 1-785-424-1631 (outside of Canada and the U.S.) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-481-4010 (within Canada and the United States) or 1-919-882-2331 (outside of Canada and the U.S.) and entering the conference identification number 10122 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 225 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of Novadaq Technologies Inc. LifeNet Health and DermACELL are registered trademarks of LifeNet Health.

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at September 30, 2016	As at December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$72,242,278	$106,790,202
Accounts receivable	27,147,891	21,767,746
Prepaid expenses and other assets	5,349,777	3,362,854
Inventories	9,841,011	10,680,885
	114,580,957	142,601,687

Non-current assets
Property and equipment, net	18,276,931	14,830,114
Intangible assets, net	17,270,487	18,539,790

Total Assets	$150,128,375	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$14,705,029	$12,145,572
Provisions	527,703	454,579
Deferred revenue	1,834,348	1,124,808
Income taxes payable	-	12,500
Distribution rights payable	250,000	250,000
Other liabilities	871,915	-
	18,188,995	13,987,459
Non-current liabilities
Deferred revenue	757,143	849,299
Distribution rights payable	1,557,098	1,735,012
Shareholder warrants	-	16,437,795

Total Liabilities	$20,503,236	$33,009,565

Shareholders' Equity
Share capital	$337,954,002	$322,687,011
Contributed surplus	22,207,281	16,400,830
Deficit	(230,536,144)	(196,125,815)

Total Shareholders' Equity	$129,625,139	$142,962,026

Total Liabilities and Shareholders' Equity	$150,128,375	$175,971,591

Total number of common shares outstanding	57,440,151	56,253,327

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Product sales	$20,736,079	$16,290,455	$56,563,992	$41,694,967
Royalty revenue	493,665	442,877	1,544,187	1,435,397
Service revenue	929,159	302,635	1,892,984	663,371
Total revenues	22,158,903	17,035,967	60,001,163	43,793,735
Cost of sales	6,267,329	4,476,721	16,980,917	13,077,456
Gross profit	15,891,574	12,559,246	43,020,246	30,716,279

Selling and distribution expenses	19,288,831	13,369,862	53,664,528	41,360,587
Research and development expenses	4,754,669	3,981,417	12,643,600	12,732,661
Administrative expenses	2,782,479	1,318,839	12,600,519	6,464,054
Total operating expenses	26,825,979	18,670,118	78,908,647	60,557,302

Loss from operations	(10,934,405)	(6,110,872)	(35,888,401)	(29,841,023)

Finance costs	(24,028)	(26,048)	(72,086)	(78,144)
Finance income	69,688	55,935	236,701	165,622
Warrants revaluation adjustment	—	2,320,640	1,324,293	8,681,901
Loss before income taxes	(10,888,745)	(3,760,345)	(34,399,493)	(21,071,644)
Income tax recovery (expense)	(6,991)	48,163	(10,836)	48,163
Net loss and comprehensive loss for the period	$(10,895,736)	$(3,712,182)	$(34,410,329)	$(21,023,481)

Basic loss and comprehensive loss per share for the period	$(0.19)	$(0.07)	$(0.60)	$(0.38)
Diluted loss and comprehensive loss per share for the period	$(0.19)	$(0.11)	$(0.61)	$(0.52)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(10,895,736)	$(3,712,182)	$(34,410,329)	$(21,023,481)
Items not affecting cash
Depreciation of property and equipment	1,710,285	1,332,001	4,417,244	3,829,545
Amortization of intangible assets	396,499	423,199	1,269,303	1,286,926
Stock-based compensation	1,114,908	707,335	6,752,943	3,973,123
Imputed interest on distribution rights payable	24,028	26,048	72,086	78,144
Shareholder warrants revaluation adjustment	—	(2,320,640)	(1,324,293)	(8,681,901)
	(7,650,016)	(3,544,239)	(23,223,046)	(20,537,644)
Changes in non-cash working capital
Increase in accounts receivable	(3,425,514)	(3,443,309)	(5,380,145)	(5,232,488)
Decrease (increase) in inventories	1,298,580	(1,543,051)	839,874	(2,597,980)
Increase in accounts payable and accrued liabilities and provisions	573,411	2,340,826	2,617,248	7,861,884
Increase (decrease) in income taxes payable	—	29,341	(12,500)	29,341
Decrease (increase) in prepaid expenses and other assets	(192,288)	305,109	(1,986,923)	(2,215,278)
Increase in deferred revenue	213,464	326,854	709,540	589,200
Net change in non-cash working capital balances related to operations	(1,532,347)	(1,984,230)	(3,212,906)	(1,565,321)

Increase (decrease) in non-current deferred revenue	(87,800)	(138,232)	(92,156)	83,083
Cash used in operating activities	(9,270,163)	(5,666,701)	(26,528,108)	(22,019,882)

INVESTING ACTIVITIES
Addition of property and equipment	(4,031,014)	(2,728,119)	(10,719,475)	(5,563,740)
Disposal of property and equipment	1,482,490	415,719	2,855,414	1,168,385
Cash used in investing activities	(2,548,524)	(2,312,400)	(7,864,061)	(4,395,355)

FINANCING ACTIVITIES
Proceeds from exercise of options	24,046	11,740	78,912	742,445
Proceeds from exercise of warrants	—	—	—	699,209
Payment of distribution rights payable	—	—	(250,000)	—
Cash provided by (used in) financing activities	24,046	11,740	(171,088)	1,441,654

Net decrease in cash and cash equivalents	(11,794,641)	(7,967,361)	(34,563,257)	(24,973,583)
Net foreign exchange difference	2,261	(23,604)	15,333	(51,863)
Cash and cash equivalents at beginning of period	84,034,658	124,413,063	106,790,202	141,447,544

Cash and cash equivalents at end of period	$72,242,278	$116,422,098	$72,242,278	$116,422,098

For more information, please contact:
Roger Deck
Chief Financial Officer
1-905-629-3822 ext. 206
rdeck@novadaq.com